UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press Release

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: July 22nd, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel completes its acquisition of TiMetra,
strengthening IP portfolio for delivery of higher-margin data services

     Paris, July 18, 2003 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced that, after finalizing all customary closing procedures, the acquisition in shares of TiMetra Inc. has been completed. TiMetra is based in California and specializes in IP/MPLS service routing at the network edge.

     TiMetra’s innovative Service Router, developed for next-generation carrier networks, has been re-branded the Alcatel 7750 Service Router (SR) and is now part of Alcatel’s portfolio of advanced data networking solutions. The Alcatel 7750 SR is the first scalable routing platform to incorporate the service orientation and management capabilities necessary for delivery of new, private data services as well as Internet access. Enabling service providers worldwide to maximize revenue and profit from their IP and IP/MPLS networks, the Alcatel 7750 SR, which is already deployed in several commercial networks, also delivers a generational leap in performance, density and flexibility over existing Internet routers.

     The 7750 SR is managed by TiMetra’s innovative element management product, now branded the Alcatel 5620 Service Router Manager (SRM). As an added benefit, the Alcatel 5620 SRM will be seamlessly integrated into the Alcatel 5620 Network Manger forming the industry’s most comprehensive carrier grade IP network resource management solution.

     The addition of the Alcatel 7750 SR strengthens Alcatel’s leading portfolio of carrier-class network infrastructure solutions. Service providers now have access to the industry’s most comprehensive and reliable family of carrier-class products, ensuring unmatched flexibility for migrating their offerings toward new, higher-margin IP and IP/MPLS based services.

     Through this acquisition, TiMetra is joining Alcatel USA.

     IP/MPLS: IP (Internet Protocol) is the most important of the protocols on which the Internet is based. MPLS (MultiProtocol Label Switching) is a widely supported method of enhancing IP-based data communications networks. MPLS was introduced to help improve the capabilities and predictability of IP networks to support Internet services of a more mission-critical nature, such as would be needed for the safe transport of data from a financial institute, on-line delivery of movies, or remote medical diagnostics or procedures.

About Alcatel

     Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications network equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts

Aurélie Boutin / HQ	Tel :+33 (0)1 40 76 11 79	Aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel: +33 (0)1 40 76 50 84	Mark.burnworth@alcatel.com

Alcatel Investors Relations

Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	ottomane@alcatel.com